SUPPLEMENT Dated June 14, 2010
To The Current Prospectus

ING GoldenSelect Access One	Wells Fargo ING Opportunities
Wells Fargo ING Landmark	ING GoldenSelect DVA Plus NY

Issued By ING USA Annuity and Life Insurance Company
Through its Separate Account B
or
Issued By ReliaStar Life Insurance Company of New York
Through its Separate Account NY-B

This supplement updates the prospectus. Please read this supplement carefully and keep it with your copy of the prospectus for future reference. If you have any questions, please call our Customer Service Center at 1-800-366-0066.

The following changes apply to certain investment portfolios under your contract. These changes consist of name changes or subadviser changes. The investment objective of each portfolio is unchanged. The explanatory parentheticals clarify the specific changes for each investment portfolio. Appendix B is hereby amended as follows (with the list of available investment portfolios at the front of the prospectus revised accordingly).

Fund Name and Investment Adviser/Subadviser	Investment Objective
ING Investors Trust *7337 E. Doubletree Ranch Road, Scottsdale, AZ 85258*	
ING Large Cap Growth Portfolio *(formerly known as ING Wells Fargo Omega Growth Portfolio) (Currently closed to new allocations.)* **Investment Adviser:** Directed Services LLC **Investment Subadviser:** ING Investment Management Co. *(formerly, Wells Capital Management Inc.)*	Seeks long-term capital growth.
ING Van Kampen Growth and Income Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** Invesco Advisers, Inc. *(formerly known as Van Kampen)*	Seeks long-term growth of capital and income.
ING Partners, Inc. *7337 East Doubletree Ranch Road, Scottsdale, AZ 85258*	
ING Van Kampen Comstock Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** Invesco Advisers, Inc. *(formerly known as Van Kampen)*	Seeks capital growth and income.
ING Van Kampen Equity and Income Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** Invesco Advisers, Inc. *(formerly known as Van Kampen)*	Seeks total return, consisting of long-term capital appreciation and current income.

SUPPLEMENT Dated June 14, 2010
To The Current Prospectus

ING PrimElite
ING GoldenSelect Granite PrimElite
ING GoldenSelect Empire PrimElite

Issued By ING USA Annuity and Life Insurance Company
Through its Separate Account B
or
Issued By ReliaStar Life Insurance Company of New York
Through its Separate Account NY-B

This supplement updates the prospectus. Please read this supplement carefully and keep it with your copy of the prospectus for future reference. If you have any questions, please call our Customer Service Center at 1-800-366-0066.

The following changes apply to certain investment portfolios that are currently available under your contract. These changes consist of name changes or subadviser changes. The investment objective of each portfolio is unchanged. The explanatory parentheticals clarify the specific changes for each investment portfolio. Appendix B is hereby amended as follows (with the list of available investment portfolios at the front of the prospectus revised accordingly).

Fund Name and Investment Adviser/Subadviser	Investment Objective
ING Investors Trust *7337 E. Doubletree Ranch Road, Scottsdale, AZ 85258*	
ING Van Kampen Growth and Income Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** Invesco Advisers, Inc. *(formerly known as Van Kampen)*	Seeks long-term growth of capital and income.
ING Partners, Inc. *7337 East Doubletree Ranch Road, Scottsdale, AZ 85258*	
ING Van Kampen Comstock Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** Invesco Advisers, Inc. *(formerly known as Van Kampen)*	Seeks capital growth and income.
ING Van Kampen Equity and Income Portfolio **Investment Adviser:** Directed Services LLC **Investment Subadviser:** Invesco Advisers, Inc. *(formerly known as Van Kampen)*	Seeks total return, consisting of long-term capital appreciation and current income.